SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 18, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35.3000.1683 -1

EXCERPT OF THE MINUTES OF THE 710th BOARD OF DIRECTORS’MEETING

On January 18, 2010, at 5:00 p.m. the chairman of the Board of Directors called an extraordinary meeting, pursuant to the caput of Article 13 of the Bylaws, in the conference room at Rua Bela Cintra, 847 – 14º andar, São Paulo, attended by the Board Members of the Companhia de Saneamento Básico do Estado de São Paulo – SABESP, including by teleconference, named and with signatures below. Having called the meeting to order, Joint Committee Chairwoman Dilma Seli Pena greeted all the attending members and justified the absence of the Board Members Alberto Goldman and Humberto Rodrigues da Silva. She then moved on to the examination of item 1 on the agenda, “Decision on the provisioning of the controversial amount related to the complementary retirement and pension benefits as per State Law 4819/58 and consequent reissuance of the Balance Sheet for the year ended on December 31, 2008.” (Time: 40’), passing the floor to the Chief Executive Officer, Gesner José de Oliveira Filho and to the Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, who have presented the issue based on the Proposal to the Board of Directors in Board of Executive Officers resolutions nos. 15, 16 and 17 of 2010 and in CI 001/2010, all dated January 18, 2010. Having discussed and voted on said issue, the Board of Directors unanimously approved the Joint Committee proposal as to the reissuance of the financial statements related to the 2008 fiscal year in view of the recognition of expenses in the results of said year. The debit in the “Other Operating Expenses” account in the amount of R$409.1 million, corresponds, at the moment, to an expected loss with the receipt of this credit. This amount refers to the controversial portion of the complementary retirement and pension benefits as per Law 4819/59, originally the responsibility of the State of São Paulo but paid by Sabesp by court order. Also, consequently, the Management found the recognition of this obligation related to the actuarial commitment to the beneficiaries of said law necessary, in the amount of R$535.4 million, recognized under the item “Other Operating Expenses.” This recognition represents provisioning in the face of uncertainty about the receipt of the credit.

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After the adjustments, amounting to R$944.5 million, the net income for the 2008 period will go from R$1,008.1 million to R$63.3 million. Mr. Paulo César Estevão Netto, a PricewaterhouseCoopers partner, mentioned that the independent auditors’ report shall be reissued with unqualified opinion. By the end of the meeting, the new allocation of net income for the year was approved according to the table below, in addition to the reissuance of the Management Report, both concerning the 2008 fiscal year.

Net income for the year	R$ 63,571,000.00
(+) Realization of the Revaluation Reserve	R$86,816,329.02
(-) Interest on Equity	R$296,187,609.90
(-) Legal Reserve 5%	R$(3,178,000.00)

(…)

These Minutes, after being approved, were signed by the attending Board Members. Dilma Seli Pena, Alexander Bialer, Antero Paes de Barros Neto, Francisco Vidal Luna, Gesner José de Oliveira Filho, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Manuelito Pereira Magalhães Junior, Mário Engler Pinto Júnior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki.

We declare this text to be an accurate transcription of the excerpt of the Minutes drawn up and in the book of Minutes of the Board of Directors.

São Paulo, January 18, 2010

Dilma Seli Pena	Sandra Maria Giannella
Board of Directors’ Chairwoman	Board of Directors’ Executive Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 18, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.